Exhibit 13.9

Advertisement: Monogram Doug 30 Sec RESERVE_SE
Duration: 30 Seconds
CTA Target: starteninge.com/monogram

CTA Tagline: “Reserve”

Dr. Douglas Unis, Founder & CMO: I do about 400 maybe 500 joints a year and I’ve see every possible complication I’ve seen every bad outcome…and you look at the way we do joint replacement surgery, and its pretty much the same way that we’ve been doing it for 40 or 50 years. There are technologies that are maturing that can really change* the way that we do orthopedic surgery.

Narrator: A unique opportunity awaits. To learn more and reserve your shares visit startengine.com/monogram.

* Testing the waters disclaimer